Exhibit (a)(1)(A)

MASSEY ENERGY COMPANY

Offer to Purchase for Cash

Any and All of Its $132,000,000 in Aggregate Principal Amount

of Outstanding 4.75% Convertible Senior Notes due 2023

(the “Convertible Notes”)

(CUSIP Nos. 576203 AA 1 (144A) and 576203 AB 9 (Registered))

This tender offer will expire at 5:00 p.m., New York City time, on December 22, 2005, unless extended or earlier terminated by us in our sole discretion (such time and date, as the same may be extended or earlier terminated, the “Expiration Date”).

Massey Energy Company (“Massey,” the “Company,” “we,” “us” or “our”) is offering to purchase for cash any and all of its outstanding Convertible Notes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer Documents”). The purchase price will be fixed after 5:00 p.m. New York City time on December 20, 2005, on the basis of the pricing formula set forth herein, and announced prior to the opening of trading on December 21, 2005. Such purchase price will be subject to a maximum of $2,738.65 and a minimum of $1,449.33 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. No tenders of Convertible Notes will be valid if submitted after the Expiration Date.

The purpose of the tender offer is to acquire all of the outstanding Convertible Notes. Under separate offers, we have concurrently commenced (1) an offer to exchange shares of our common stock and a cash payment for any and all of our outstanding 2.25% Convertible Senior Notes due 2024 and (2) an offer to purchase for cash any and all of our outstanding 6.95% Senior Notes due 2007.

As of November 21, 2005, there is $132.0 million in aggregate principal amount of Convertible Notes outstanding.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

The tender offer is not conditioned on any minimum aggregate principal amount of Convertible Notes being tendered. The tender offer is, however, subject to the conditions discussed under “Conditions of the Tender Offer.”

Our Board of Directors has approved this tender offer. However, neither we, our Board of Directors, the information agent, the depositary nor the dealer manager is making any recommendation to the holders as to whether to tender or refrain from tendering all or any portion of the Convertible Notes. Each holder must decide whether to tender Convertible Notes and, if tendering, the amount of Convertible Notes to tender. The holders are urged to review carefully all of the information contained or incorporated by reference in the Offer Documents.

The dealer manager for the tender offer is:

UBS Investment Bank

November 22, 2005

IMPORTANT INFORMATION

Any holder desiring to tender Convertible Notes pursuant to the tender offer should either: (1) in the case of a beneficial owner whose Convertible Notes are held in book-entry form, request such beneficial owner’s broker, dealer, commercial bank, trust company or other nominees, which we refer to as a custodian, to effect the transaction for such beneficial owner; or (2) in the case of a holder who holds physical certificates evidencing such Convertible Notes, complete and sign the accompanying Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 3 of the Letter of Transmittal), and deliver that manually signed Letter of Transmittal (or a facsimile thereof) together with the certificates evidencing the Convertible Notes and any other required documents, to Global Bondholder Services Corporation, the depositary for the tender offer. Only registered holders of Convertible Notes are entitled to tender Convertible Notes. A beneficial owner whose Convertible Notes are registered in the name of a custodian must contact such custodian if such beneficial owner desires to tender Convertible Notes with respect to Convertible Notes so registered. See “Procedures for Tendering Convertible Notes.”

The depositary and The Depository Trust Company (“DTC”) have confirmed that the tender offer is eligible for DTC’s Automated Tender Offer Program (“ATOP”). Accordingly, DTC participants may electronically transmit their acceptance of the tender offer by causing DTC to transfer their Convertible Notes to the depositary in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an agent’s message (as defined below) to the depositary. Holders desiring to tender their Convertible Notes on or prior to the Expiration Date should note that such holders must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such respective date. See “Procedures for Tendering Convertible Notes.”

Upon the terms and subject to the conditions of the Offer Documents, we hereby offer to pay an amount in cash equal to the purchase price to each holder of Convertible Notes that validly tenders (and does not validly withdraw) our Convertible Notes on or prior to the Expiration Date (assuming satisfaction or waiver of the conditions of the tender offer described below). Payments of the purchase price (plus accrued and unpaid interest from the last interest payment date to, but not including, the date of purchase) for such Convertible Notes validly tendered on or prior to the Expiration Date and accepted for purchase are expected to be made on the date of purchase. In the event that the tender offer is withdrawn or otherwise not completed, the purchase price will not be paid or become payable and we will promptly return tendered Convertible Notes that were not accepted.

Holders who validly tender Convertible Notes pursuant to the tender offer may withdraw such Convertible Notes at any time on or prior to the Expiration Date, upon compliance with the procedures described herein. Convertible Notes tendered pursuant to the tender offer may not be validly withdrawn at any time after the Expiration Date, except under limited circumstances. For a withdrawal of a tender to be valid, such revocation and withdrawal must comply with the procedures set forth in “Withdrawal of Tenders and Absence of Appraisal Rights.” Tenders of Convertible Notes may not be validly withdrawn after the Expiration Date, unless we reduce the purchase price or are otherwise required by law to permit withdrawal. Under such circumstances, previously tendered Convertible Notes may be validly withdrawn until the expiration of 10 business days after the date that notice of such reduction or requirement is first published or given or sent to holders by us. In addition, tendered Convertible Notes may be validly withdrawn if the tender offer is terminated without any Convertible Notes being purchased thereunder. In the event of a termination of the tender offer, the Convertible Notes tendered pursuant to the tender offer will be promptly returned to the tendering holders.

Notwithstanding any other provision of the tender offer, our obligation to accept for purchase, and to pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the tender offer, is conditioned upon the satisfaction of, or where applicable, waiver by us of, all conditions of the tender offer described under “Conditions of the Tender Offer.”

We expressly reserve the right, in our sole discretion, subject to applicable law, (1) on or prior to the Expiration Date, to terminate the tender offer and not accept for payment any Convertible Notes not theretofore accepted for payment, (2) to waive any and all of the conditions of the tender offer on or prior to the Expiration Date, (3) to extend the Expiration Date or (4) to amend the terms of the tender offer, subject to any obligation under applicable law to extend the period of time the tender offer remains open. The foregoing rights are in addition to our

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right to delay acceptance for payment of Convertible Notes tendered under the tender offer or the payment for Convertible Notes accepted for payment in order to comply in whole or in part with any applicable law, subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

In the event that the tender offer is terminated or withdrawn on or prior to the Expiration Date, the purchase price will not be paid or become payable to holders of the Convertible Notes who have validly tendered their Convertible Notes in connection with the tender offer. In any such event, the Convertible Notes previously tendered by a holder of the Convertible Notes pursuant to the tender offer will be promptly returned to such tendering holders.

See “Purposes, Effects and Plans” and “Material U.S. Federal Income Tax Considerations” for a discussion of certain factors that should be considered in evaluating the tender offer.

This Offer to Purchase does not constitute an offer to purchase Convertible Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or “blue sky” laws. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein or incorporated herein by reference is correct as of any time subsequent to the date hereof or, in the case of information incorporated herein by reference, subsequent to the date thereof, or that there has been no change in the information set forth herein or incorporated herein by reference or in any attachments hereto or in our affairs or any of our subsidiaries or affiliates since the date hereof.

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SUMMARY

The Offer Documents contain important information that should be read carefully before any decision is made with respect to the tender offer. The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase and the other Offer Documents. Capitalized terms not otherwise defined in this summary have the meanings assigned to them elsewhere in this Offer to Purchase.

Who is offering to purchase my Convertible Notes?

Massey Energy Company, a Delaware corporation (“Massey,” the “Company,” “we,” “us” or “our”), is the issuer of the 4.75% Convertible Senior Notes due 2023 (the “Convertible Notes”) and is offering to purchase your Convertible Notes. The mailing address of our principal executive offices is 4 North 4th Street, Richmond, Virginia 23219. Our telephone number is (804) 788-1800.

What are the securities being sought in the tender offer?

We are offering to purchase for cash, upon the terms and subject to the conditions described in the Offer Documents, any and all of our outstanding $132.0 million in aggregate principal amount of the Convertible Notes validly tendered and not validly withdrawn, as permitted under the terms herein, on or prior to the Expiration Date. See “The Tender Offer.”

The Convertible Notes were issued pursuant to a Senior Indenture, dated as of May 29, 2003, as supplemented by that certain First Supplemental Indenture, dated May 29, 2003, between us and Wilmington Trust Company, as trustee, in an original aggregate principal amount of $132.0 million, all of which remains outstanding. We refer to the Senior Indenture, as supplemented by the First Supplemental Indenture, collectively, as the Indenture. Interest on the Convertible Notes accrues at 4.75% per annum, with such interest payable semi-annually in arrears on each May 15 and November 15 to the holders of record of the Convertible Notes as of the fifteenth day immediately preceding such respective payment date. The terms of the Convertible Notes are those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. Holders of the Convertible Notes are referred to the Indenture and the Trust Indenture Act for a complete description of the terms governing the Convertible Notes.

What is the purchase price for the Convertible Notes in this tender offer?

The purchase price will be calculated after 5:00 p.m., New York City time, on December 20, 2005 (the “Pricing Date”), as the sum of:

•	51.573 times the Weighted Average Price, plus

•	$160.00,

per $1,000 principal amount of Convertible Notes, subject to a minimum price of $1,449.33 and a maximum price of $2,738.65 per $1,000 principal amount of Convertible Notes. In addition to the purchase price, holders who validly tender and do not withdraw their Convertible Notes in the tender offer will also receive accrued and unpaid interest from the last interest payment date to, but not including, the date of purchase.

For purposes of this calculation “Weighted Average Price” means the arithmetic daily volume-weighted average price of our common stock, beginning on December 5, 2005 and ending on the Pricing Date. The dollar volume-weighted average shall equal the dollar volume-weighted average price for our common stock on the New York Stock Exchange (the “NYSE”) during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at the NYSE) as reported by Bloomberg Financial Services through its “Volume at Price” (MEE UN <Equity> VAP <Go>) functions. The Weighted Average Price and the variable cash component of the purchase price will be rounded to the nearest whole cent. See “The Tender Offer—Principal Amount of Convertible Notes; Price.”

What are the important dates of the tender offer?

Holders of Convertible Notes should take note of the following dates in connection with the tender offer:

Date	Calendar Date	Event

Expiration Date	5:00 p.m., New York City time, on December 22, 2005, unless extended by us in our sole discretion.	The last day for holders to tender Convertible Notes pursuant to the tender offer in order to be eligible to receive the purchase price on the date of purchase. In addition, the last day holders may validly withdraw their tendered Convertible Notes, except as described under the caption “Withdrawal of Tenders and Absence of Appraisal Rights.” A valid withdrawal of Convertible Notes will result in such holder not being eligible to receive the purchase price.

Pricing Date	5:00 p.m., New York City time, on December 20, 2005, unless extended by us, in our sole discretion, in which event the Pricing Date will be at least 10 business days prior to the Expiration Date.	The date we will determine the purchase price for the Convertible Notes. We will announce the pricing information by press release to the Dow Jones News Service by 9:00 a.m., New York City time, on the next business day.

Acceptance Date	In respect of Convertible Notes that are validly tendered on or prior to the Expiration Date and not validly withdrawn, we expect this date to be promptly following the Expiration Date, after satisfaction or waiver of the conditions, including the Refinancing Condition.	The date we accept for payment all Convertible Notes validly tendered and not validly withdrawn. The date we notify the depositary that such tendered Convertible Notes are accepted for purchase and payment.

Payment Date	On or promptly following the Acceptance Date.	The date we will deposit with the depositary the amount of funds necessary to pay the purchase price and accrued and unpaid interest up to, but not including, the date of purchase to each holder whose Convertible Notes (x) were validly tendered on or prior to the Expiration Date and not validly withdrawn and (y) were accepted for payment. The depositary will pay each such holder the purchase price for all such Convertible Notes and accrued and unpaid interest up to, but not including, the date of purchase.

When does the tender offer expire?

The tender offer will expire at 5:00 p.m., New York City time, on December 22, 2005, unless extended or earlier terminated by us in our sole discretion. The term “Expiration Date” means such time and date or, if the tender offer is extended, the latest time and date to which the tender offer is so extended. See “Expiration Date; Extension and Termination.”

When will I know the purchase price for the tender offer?

We will calculate the purchase price on the Pricing Date and will announce the purchase price prior to 9:00 a.m., New York City time, on the next business day, December 21, 2005 (the “Announcement Date”). In addition, from the commencement of the tender offer, you will know the minimum and maximum price with respect to the tender offer. You can also obtain relevant information with respect to the purchase price on a daily basis during the tender offer period as well as the purchase price, after its determination on the Pricing Date, by calling the information agent or the dealer manager at their respective toll-free numbers provided on the back cover of this Offer to Purchase. See “The Tender Offer—Principal Amount of Convertible Notes; Price.”

How and when will I be paid?

If your Convertible Notes are purchased in the tender offer, you will be paid the purchase price, in cash, promptly after the expiration of the tender offer period and the acceptance of such Convertible Notes for payment. We will pay the purchase price in U.S. dollars to the depositary, which will act as your custodian or nominee for the purpose of receiving payment from us and transmitting payment to you. See “Acceptance of Convertible Notes and Payment for Convertible Notes.”

Holders that validly tender their Convertible Notes shall receive accrued and unpaid interest from the last interest payment date to, but not including, the date of purchase, which is expected to be a date promptly following the Acceptance Date, payable on the date of purchase.

How many Convertible Notes will we purchase in all?

We will purchase any and all of our outstanding Convertible Notes, or such lesser principal amount as is validly tendered and not properly withdrawn. See “The Tender Offer—Principal Amount of Convertible Notes; Price.”

Is there a minimum principal amount of Convertible Notes that must be tendered in order for us to purchase any Convertible Notes?

The tender offer is not conditioned on any aggregate minimum principal amount of Convertible Notes being tendered. See “The Tender Offer—Principal Amount of Convertible Notes; Price.”

What are the significant conditions to the tender offer?

Notwithstanding any other provision of the tender offer, our obligation to accept for purchase, and to pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the tender offer, is conditioned upon

•	the satisfaction of the General Conditions, the Exchange Condition and the Refinancing Condition having occurred or having been waived by us on or prior to the Expiration Date, and

•	our acceptance of the Convertible Notes for purchase pursuant to the tender offer.

We reserve the right to waive any and all conditions of the tender offer on or prior to the Expiration Date. See “Conditions of the Tender Offer.”

Will all of the Convertible Notes I tender in the tender offer be purchased?

We will purchase all of the Convertible Notes that you validly tender and do not validly withdraw pursuant to the tender offer.

How do I tender my Convertible Notes ?

Any holder desiring to tender Convertible Notes pursuant to the tender offer should either: (1) in the case of a beneficial owner whose Convertible Notes are held in book-entry form, request such beneficial owner’s custodian to effect the transaction for such beneficial owner; or (2) in the case of a holder who holds physical certificates evidencing such Convertible Notes, complete and sign the accompanying Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 3 of the Letter of Transmittal), and deliver that manually signed Letter of Transmittal (or a facsimile thereof) together with the certificates evidencing the Convertible Notes and any other required documents, to the depositary. Only registered holders of Convertible Notes are entitled to tender Convertible Notes. A beneficial owner whose Convertible Notes are registered in the name of a custodian must contact such custodian if such beneficial owner desires to tender Convertible Notes with DTC’s ATOP procedures for such a transfer. See “Procedures for Tendering Convertible Notes.”

May I tender only a portion of the Convertible Notes that I hold?

Yes. You do not have to tender all of the Convertible Notes you own to participate in the tender offer.

Will I have an opportunity to tender my Convertible Notes in the tender offer, or withdraw previously tendered Convertible Notes, after the determination of the purchase price?

Yes. Since the price to be paid in the tender offer can be calculated and will be announced by us prior to 9:00 a.m., New York City time, on December 21, 2005 and the tender offer will not expire earlier than 5:00 p.m., New York City time, on December 22, 2005, you will have a minimum of two business days to tender your Convertible Notes in the tender offer or to withdraw your previously tendered Convertible Notes. See “The Tender Offer—Principal Amount of Convertible Notes; Price” and “Withdrawal of Tenders and Absence of Appraisal Rights.”

Why are we making the tender offer?

The principal purpose of the tender offer is to acquire any and all of the outstanding $132.0 million in aggregate principal amount of the Convertible Notes. In addition, in conjunction with this tender offer and the Notes Offering (as defined below), under separate offers, we have concurrently commenced (1) an offer to purchase for cash any and all our outstanding $220.1 million in aggregate principal amount of 6.95% Senior Notes due 2007, which we refer to as the 6.95% Notes, and a consent solicitation related to the indenture governing the 6.95% Notes and (2) an offer to exchange shares of our common stock and a cash payment for any and all of our outstanding $175.0 million in aggregate principal amount of 2.25% Convertible Senior Notes due 2024, which we refer to as the 2.25% Convertible Notes. See “Purposes, Effects and Plans—Purposes of the Tender Offer.”

How will we pay for the Convertible Notes?

The total amount of funds required to purchase the outstanding $132.0 million in aggregate principal amount of the Convertible Notes at the maximum purchase price, to pay all accrued and unpaid interest on such Convertible Notes and to pay all anticipated fees and expenses in connection therewith is expected to be approximately $282.9 million. We intend to offer a minimum of $725.0 million aggregate principal amount of senior notes in a private placement under Rule 144A and Regulation S of the Securities Act, which we refer to as the Notes Offering. We intend to use a portion of the net proceeds of the Notes Offering to purchase Convertible Notes validly tendered and not validly withdrawn pursuant to the tender offer and accepted for payment on the date of purchase. We will not be required to accept for purchase any tendered Convertible Notes, or pay the purchase price, if we do not receive sufficient gross proceeds from the consummation of the Notes Offering to pay for the

Convertible Notes tendered. We refer to this condition as the Refinancing Condition. We cannot assure you that the proposed Notes Offering will be successful, and we reserve the right to waive any and all conditions of the tender offer on or prior to the Expiration Date. We may use available cash and/or additional borrowings to satisfy any additional amounts required to purchase the Convertible Notes on the date of purchase. See “Purposes, Effects and Plans.”

How long do I have to tender my Convertible Notes in the tender offer?

You will have until 5:00 p.m., New York City time, on December 22, 2005, the Expiration Date, to decide whether to tender your Convertible Notes in the tender offer, but we may choose to extend the Expiration Date at any time. We cannot assure you that we will extend the tender offer or, if we extend the tender offer, for how long the tender offer will be extended. See “The Tender Offer—Principal Amount of Convertible Notes; Price,” “Procedures for Tendering Convertible Notes” and “Expiration Date; Extension and Termination.”

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the tender offer was scheduled to expire. See “Expiration Date; Extension and Termination.”

Once I have tendered the Convertible Notes, can I change my mind?

Yes. You may withdraw previously tendered Convertible Notes at any time on or prior to the Expiration Date. In addition, after the tender offer expires, if we have not accepted for payment the Convertible Notes you have tendered, you may withdraw your Convertible Notes at any time after 5:00 p.m., New York City time, on January 20, 2006 (40 business days after the commencement of the tender offer).

To withdraw Convertible Notes previously tendered, you and your custodian or nominee must cause the DTC participant holding the Convertible Notes through its DTC account to timely generate an agent’s message with respect to the withdrawal specifying the amount of Convertible Notes to be withdrawn, the name of the registered holder of the Convertible Notes and the number of the account at DTC to be credited with the withdrawn Convertible Notes and you must otherwise comply with DTC procedures. See “Withdrawal of Tenders and Absence of Appraisal Rights.”

What is the market value of my Convertible Notes as of a recent date?

There is no established reporting or trading system for the Convertible Notes; however, we believe that the Convertible Notes are currently traded over-the-counter. The closing price of our common stock on November 21, 2005 was $38.29 per share. Based on such closing price and the current conversion rate of 51.573 shares of our common stock per $1,000 principal amount of Convertible Notes (subject to adjustment in certain events), if the Convertible Notes had been convertible into our common stock on such date, any holder who converted $1,000 principal amount of Convertible Notes on that date would have received shares of our common stock with a market value of $1,974.73. If, on the Price Determination Date, the Weighted Average Price of our common stock is $38.29, then holders who have validly tendered Convertible Notes and have not validly withdrawn such notes prior to the Expiration Date will receive, in cash, (1) $1,974.73 and (2) $160, plus accrued and unpaid interest, for each $1,000 in principal amount of Convertible Notes. Convertibility of the Convertible Notes is contingent on the price of our common stock. As of the date of this offer, the Convertible Notes are convertible into our common stock. See “Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Tender Offer.” You are urged to obtain current market quotations for our common stock. For trading information regarding such securities, you may contact the dealer manager at its address and telephone number set forth on the back cover of this Offer to Purchase. See “Market and Trading Information.”

How will participation in the tender offer affect my rights with respect to the Convertible Notes?

If your Convertible Notes are tendered and accepted in the tender offer, you will receive the purchase price with respect thereto, but you will give up all rights and obligations associated with ownership of the Convertible Notes. See “Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Tender Offer.”

If the tender offer is consummated and I do not participate in the tender offer, how will my rights and obligations under my untendered Convertible Notes be affected?

The rights and obligations under the Convertible Notes that remain outstanding after the consummation of the tender offer will not change as a result of the tender offer. However, if a sufficiently large principal amount of Convertible Notes does not remain outstanding after the tender offer, the trading market for the remaining outstanding principal amount of Convertible Notes may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the Convertible Notes. We do not intend to take any action following the tender offer to terminate the registration of any of the Convertible Notes that are now registered under the Securities Act. See “Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Tender Offer” and “Purposes, Effects and Plans—Effects of the Tender Offer on the Market for Convertible Notes; Registration under the Securities Act.”

Will I have to pay brokerage commissions or stock transfer taxes if I tender my Convertible Notes in the tender offer?

A registered holder of Convertible Notes that tenders its Convertible Notes directly to the depositary will not need to pay any brokerage commissions to the dealer manager or stock transfer taxes. If you hold Convertible Notes through a broker or bank that is not the dealer manager; however, you should ask your broker or bank whether you will be charged a fee to tender your Convertible Notes. See “Procedures for Tendering Convertible Notes.”

If the depositary is instructed in the agent’s message to make the payment for the Convertible Notes to the registered holder, you will not incur any brokerage commissions or stock transfer taxes. See “Acceptance of Convertible Notes and Purchase and Payment for Convertible Notes.”

What are the tax consequences of tendering my Convertible Notes in the tender offer?

Holders of the Convertible Notes may be subject to U.S. federal income taxation upon the receipt of cash from us in exchange for the Convertible Notes tendered. For a discussion of material tax considerations of the tender offer applicable to holders of Convertible Notes, see “Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the tender offer?

Global Bondholder Services Corporation is acting as the information agent for the tender offer and UBS Securities LLC is acting as the dealer manager for the tender offer. You may call the information agent toll-free or you may also contact the dealer manager. See the back cover of this Offer to Purchase for further information. Any questions or requests for assistance concerning the tender offer may be directed to the dealer manager at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the information agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of the Indenture may also be directed to the information agent. Beneficial owners may also contact their custodian for assistance concerning the tender offer.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Offer to Purchase, including the documents incorporated by reference herein, discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

•	our cash flows, results of operations or financial condition;

•	the consummation of acquisition, disposition or financing transactions and the effect thereof on our business;

•	governmental policies and regulatory actions;

•	legal and administrative proceedings, settlements, investigations and claims;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	availability of transportation for our produced coal;

•	expansion of our mining capacity;

•	our ability to manage production costs;

•	market demand for coal, electricity and steel;

•	competition;

•	our relationships with, and other conditions affecting, our customers;

•	employee workforce factors;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	future economic or capital market conditions;

•	our plans and objectives for future operations and expansion or consolidation; and

•	the adequacy and sufficiency of our internal controls.

Any forward-looking statements are subject to the risks and uncertainties that could cause actual cash flows, results of operations, financial condition, liquidity, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from those expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions generally. These assumptions would be based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. Any forward-looking statements should be considered in context with the various disclosures made by us about our businesses, including without limitation the risk factors that are discussed in our filings with the Securities and Exchange Commission (the “SEC”).

The Offer Documents contain or incorporate by reference important information that should be read before any decision is made with respect to the tender offer.

No dealer, salesperson or other person has been authorized to give any information or to make any representation in connection with this tender offer, other than those contained or incorporated by reference in this Offer to Purchase and, if given or made, such information or representation may not be relied upon as having been authorized by Massey or the dealer manager.

THE TENDER OFFER

The Offer Documents contain or incorporate by reference important information that should be read carefully before any decision is made with respect to the tender offer.

Introduction

We are offering, upon the terms and subject to the conditions set forth in the Offer Documents, to purchase for cash any and all of the outstanding $132.0 million in aggregate principal amount of the Convertible Notes that are validly tendered (and not validly withdrawn) to the depositary on or prior to the Expiration Date for the consideration as described below. We will accept tenders of Convertible Notes in principal amounts of $1,000 or integral multiples thereof.

In addition, in conjunction with this tender offer and the Notes Offering, under separate offers, we have concurrently commenced (1) an offer to purchase for cash any and all of our outstanding 6.95% Notes and a consent solicitation related to the indenture governing the 6.95% Notes, which we refer to as the 6.95% Tender Offer, and (2) an offer to exchange shares of our common stock and a cash payment for any and all of our outstanding 2.25% Convertible Notes, which we refer to as the Exchange Offer. Both the 6.95% Tender Offer and Exchange Offer are contingent upon the Refinancing Condition.

Description of the Convertible Notes

The Convertible Notes were issued pursuant to a Senior Indenture, dated as of May 29, 2003, as supplemented by that certain First Supplemental Indenture, dated May 29, 2003, between us and Wilmington Trust Company, as trustee, in an original aggregate principal amount of $132.0 million, all of which remains outstanding. We refer to the Senior Indenture, as supplemented by the First Supplemental Indenture, collectively, as the Indenture. Interest on the Convertible Notes accrues at 4.75% per annum, with such interest payable semi-annually in arrears on each May 15 and November 15 to the holders of record of the Convertible Notes as of the fifteenth day immediately preceding such respective payment date. The terms of the Convertible Notes are those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. Holders of the Convertible Notes are referred to the Indenture and the Trust Indenture Act for a complete description of the terms governing the Convertible Notes.

Principal Amount of Convertible Notes; Price

General

We are offering to purchase for cash, upon the terms and subject to the conditions described in the Offer Documents, any and all of our outstanding $132.0 million in aggregate principal amount of the Convertible Notes validly tendered and not validly withdrawn, as permitted under the terms herein, on or prior to the Expiration Date. The purchase price will be calculated after 5:00 p.m., New York City time, on December 20, 2005 (the “Pricing Date”), as the sum of:

•	51.573 times the Weighted Average Price, plus

•	$160.00,

per $1,000 principal amount of Convertible Notes, subject to a minimum price of $1,449.33 and a maximum price of $2,738.65 per $1,000 principal amount of Convertible Notes. In addition to the purchase price, holders who validly tender and do not withdraw their Convertible Notes in the tender offer will also receive accrued and unpaid interest from the last interest payment date to, but not including, the date of purchase.

For purposes of this calculation “Weighted Average Price” means the arithmetic daily volume-weighted average price of our common stock, beginning on December 5, 2005 and ending on the Pricing Date. The dollar volume-weighted average shall equal the dollar volume-weighted average price for our common stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at the NYSE) as reported by Bloomberg Financial Services through its “Volume at Price” (MEE UN <Equity> VAP

<Go>) functions. The Weighted Average Price and the variable cash component of the purchase price will be rounded to the nearest whole cent.

Sample Calculations of Purchase Price

For purposes of illustration, the table below indicates the total purchase price (and fixed and variable components thereof) that would be calculated on the basis of the formula described above with respect to each $1,000 principal amount of Convertible Notes and, assuming a range of Weighted Average Prices, as indicated in the left hand column. The actual Weighted Average Price may be higher or lower than the assumed Weighted Average Prices below. The actual purchase price will be subject to the minimum and maximum values described above.

Assumed Weighted Average Price	Variable Component of Purchase Price	Fixed Component of Purchase Price	Total Purchase Price
$25.00	$1,289.33	$160.00	$1,449.33
$27.50	$1,418.26	$160.00	$1,578.26
$30.00	$1,547.19	$160.00	$1,707.19
$32.50	$1,676.12	$160.00	$1,836.12
$35.00	$1,805.06	$160.00	$1,965.06
$37.50	$1,933.99	$160.00	$2,093.99
$40.00	$2,062.92	$160.00	$2,222.92
$42.50	$2,191.85	$160.00	$2,351.85
$45.00	$2,320.79	$160.00	$2,480.79
$47.50	$2,449.72	$160.00	$2,609.72
$50.00	$2,578.65	$160.00	$2,738.65

We will pay accrued and unpaid interest through, but excluding, the date of purchase on the Convertible Notes in addition to the purchase price shown above.

Convertible Note holders may obtain information on the daily volume weighted prices and closing prices with respect to our common stock throughout the tender offer by calling the information agent or the dealer manager for the tender offer, at their respective toll-free numbers set forth on the back cover of this Offer to Purchase. In addition, on each business day during the period to be taken into account for purposes of determining the Weighted Average Price, the information agent or the dealer manager will provide callers with a representative purchase price with respect to the tender offer, calculated such as if such period ended on the preceding business day.

Subject to the terms and conditions of the tender offer as described in the Offer Documents, we will purchase the principal amount of Convertible Notes specified above or such lesser principal amount as is validly tendered and not properly withdrawn in accordance with the procedures set forth under “Withdrawal of Tenders and Absence of Appraisal Rights.” The tender offer is not conditioned on any minimum principal amount of Convertible Notes being tendered.

All of the Convertible Notes we purchase in the tender offer will be purchased at the purchase price, as determined on the Pricing Date. The purchase price, plus accrued and unpaid interest, will be paid on the date of purchase assuming the Convertible Notes are accepted for purchase and the General Conditions, the Refinancing Condition and the Exchange Condition have been satisfied or waived by us on or prior to the Expiration Date. See “Conditions of the Tender Offer.”

All Convertible Notes validly tendered but not purchased because the tender offer is not completed will be returned to you at our expense promptly following the earlier of the termination or expiration of the tender offer.

Holders who validly tender Convertible Notes pursuant to the tender offer may withdraw such Convertible Notes at any time on or prior to the Expiration Date, upon compliance with the procedures described in “Withdrawal of Tenders and Absence of Appraisal Rights.” Convertible Notes tendered pursuant to the tender offer may not be withdrawn after the Expiration Date, except under limited circumstances as set forth in “Withdrawal of Tenders and Absence of Appraisal Rights.”

Payment for Convertible Notes validly tendered and accepted for payment will be made by our deposit of immediately available funds with the depositary. The depositary will act as agent for the tendering holders for the purpose of receiving payments from us and transmitting such payments to holders.

None of our officers or directors owns any of the Convertible Notes.

EXPIRATION DATE; EXTENSION AND TERMINATION

The tender offer will expire at 5:00 p.m., New York City time, on December 22, 2005, unless extended or earlier terminated by us in our sole discretion. In the event the tender offer is extended, the term “Expiration Date” with respect to such extended tender offer shall mean the time and date on which the tender offer, as so extended, shall expire. We expressly reserve the right to extend the tender offer from time to time or for such period or periods as we may determine in our sole discretion by giving oral (to be confirmed in writing) or written notice of such extension to the depositary and by making a public announcement by press release on or prior to 9:00 a.m., New York City time, on the next business day following the then current Expiration Date. Without limiting the manner in which any public announcement may be made, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. During any extension of the tender offer, all Convertible Notes previously tendered and not accepted for purchase will remain subject to the tender offer and may, subject to the terms and conditions of the tender offer, be accepted for purchase by us. Our reservation of the right to delay acceptance for payment or to delay payment for Convertible Notes that we have accepted for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires payment of the consideration offered or return of the Convertible Notes promptly after termination or withdrawal of the tender offer.

To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, to at any time (1) waive any condition to the tender offer, (2) amend any of the terms of the tender offer or (3) modify the purchase price, provided that in the case of a modification of the purchase price, the tender offer will be extended for 10 business days. Any waiver, amendment or modification of the tender offer will apply to all Convertible Notes tendered pursuant to the tender offer. If we make a material change in the terms of the tender offer or waive a material condition of the tender offer, we will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the depositary and will disseminate additional Offer Documents and will extend the tender offer to the extent required by law. We reserve the right to terminate the tender offer on or prior to the Expiration Date. Any such termination will be followed promptly by public announcement thereof. In the event that we terminate the tender offer, we shall give immediate notice thereof to the depositary, and all Convertible Notes theretofore tendered and not accepted for payment shall be returned promptly to the tendering holders thereof. In the event that the tender offer is withdrawn or otherwise not completed, the purchase price will not be paid or become payable. See “Withdrawal of Tenders and Absence of Appraisal Rights” and “Conditions of the Tender Offer.”

If we materially change the terms of the tender offer or the information concerning such offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of Convertible Notes sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If we:

•	adjust the pricing formula, the minimum price or maximum price,

•	otherwise increase or decrease the prices to be paid for the Convertible Notes, or

•	decrease the principal amount of Convertible Notes we are seeking to purchase,

then the tender offer must remain open, or will be extended, until at least 10 business days from, and including, the date that notice of any such change is first published, sent or given in the manner described herein. The calculation of a purchase price on the basis of the formulas specified above with respect to the tender offer will not be considered an increase or decrease in the prices to be paid in the tender offer and will not require extension of the tender offer. For purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Other than an extension of an offer, we are not aware of any circumstance that would cause us to delay acceptance of any validly tendered and not validly withdrawn Convertible Notes.

ACCEPTANCE OF CONVERTIBLE NOTES FOR PURCHASE

AND PAYMENT FOR CONVERTIBLE NOTES

Upon the terms and subject to the conditions of the tender offer (including, if the tender offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, on the date of purchase we will purchase, by accepting for payment, and will promptly pay for the Convertible Notes validly tendered and not validly withdrawn on or prior to the Expiration Date. Convertible Notes will be accepted for payment in the tender offer only in integral multiples of $1,000.

In all cases, payment for Convertible Notes purchased pursuant to the tender offer will be made by the deposit of the purchase price plus accrued and unpaid interest in immediately available funds by us on the date of purchase with the depositary, which will act as agent for tendering holders for the purpose of receiving payment from us and transmitting such payment to tendering holders. For purposes of the tender offer, we will be deemed to have accepted for purchase Convertible Notes validly tendered (or defectively tendered Convertible Notes with respect to which we have waived such defect) and not validly withdrawn if, as and when we give oral (confirmed in writing) or written notice thereof to the depositary.

We expressly reserve the right, in our sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of or payment for Convertible Notes if any of the conditions to the tender offer shall not have been satisfied or waived, or in order to comply, in whole or in part, with any applicable law. See “Conditions of the Tender Offer.” In all cases, payment by the depositary to holders or beneficial owners of the purchase price and accrued and unpaid interest, for Convertible Notes purchased pursuant to the tender offer will be made only after timely receipt by the depositary of (1) certificates representing such Convertible Notes or timely confirmation of a book-entry transfer of such Convertible Notes into the depositary’s account at DTC pursuant to the procedures set forth under “Procedures for Tendering Convertible Notes,” (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted agent’s message and (3) any other documents required by the Letter of Transmittal. If any tendered Convertible Notes are not purchased pursuant to the tender offer for any reason, such Convertible Notes not purchased will be returned promptly, without expense, to the tendering holder (or, in the case of Convertible Notes tendered by book-entry transfer, such Convertible Notes will be promptly credited to the account maintained at DTC from which Convertible Notes were delivered) after the expiration or termination of the tender offer.

Holders of Convertible Notes whose Convertible Notes are accepted for payment pursuant to the tender offer will be entitled to receive the purchase price plus accrued and unpaid interest. Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the holders of purchased Convertible Notes or otherwise.

Tendering holders of Convertible Notes purchased in the tender offer will not be obligated to pay brokerage commissions to the dealer manager, information agent or depositary. We will pay or cause to be paid all transfer taxes with respect to the purchase of any Convertible Notes unless the box titled “Special Payment Instructions” or the box titled “Special Delivery Instructions” on the Letter of Transmittal has been completed, as described in the Instructions thereto. We will pay all other charges and expenses in connection with the tender offer.

PROCEDURES FOR TENDERING CONVERTIBLE NOTES

The tender of Convertible Notes pursuant to the tender offer and in accordance with the procedures described below will constitute a valid tender of Convertible Notes. Holders who validly tender their Convertible Notes on or prior to the Expiration Date will receive the purchase price, unless the tender offer is withdrawn or otherwise not completed in which case the Convertible Notes shall be returned promptly to the tendering holders thereof.

The method of delivery of Convertible Notes and the Letter of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an agent’s message (as defined below) transmitted through ATOP, is at the election and risk of the holder tendering Convertible Notes and delivering the Letter of Transmittal or transmitting an agent’s message and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the depositary. If delivery is by mail, it is suggested that the holder use properly insured, registered mail and return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the depositary on or prior to such date. Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. In no event shall the holder send any securities to the dealer manager, the information agent or us.

A defective tender of Convertible Notes (which defect is not waived by us) will not constitute valid delivery of the Convertible Notes and will not entitle the holder thereof to our payment of the purchase price. Any beneficial owner whose Convertible Notes are registered in the name of a custodian or held through the book-entry transfer facility (as defined below) and who wishes to tender its Convertible Notes should contact such holder promptly and instruct such holder to tender its Convertible Notes on such beneficial owner’s behalf.

Tender of Convertible Notes Held through DTC

For a tender of Convertible Notes held of record by DTC to be valid and for a holder to receive payment for Convertible Notes that are tendered, the Convertible Notes must be delivered to the depositary pursuant to the book-entry delivery procedures described below; and either

1.	the depositary must receive from the DTC participant in whose name the Convertible Notes are held at DTC, at the address of the depositary set forth on the back cover of this Offer to Purchase, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof); or

2.	an acceptance of the tender offer must be transmitted to the depositary in accordance with DTC’s ATOP procedures;

in each case on or prior to the Expiration Date.

A beneficial owner of Convertible Notes held through a custodian or nominee that is a direct or indirect DTC participant, such as a bank, broker, trust company or other financial intermediary, must instruct the custodian or nominee to tender the beneficial owner’s Convertible Notes on behalf of the beneficial owner. Please refer to any materials forwarded to you by your custodian or nominee to determine how you can timely instruct your custodian or nominee to take these actions.

The depositary and DTC have confirmed that the tender offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the tender offer by causing DTC to transfer their Convertible Notes to the depositary in accordance with DTC’s ATOP procedures for such a transfer.

The term “agent’s message” means a message transmitted by DTC, received by the depositary and forming part of the book-entry confirmation (as defined below), that states that DTC has received an express acknowledgment from the DTC participant tendering the Convertible Notes that are the subject of such book-entry confirmation that such DTC participant has received and agrees to be bound by the terms of the tender offer as set forth in this Offer to Purchase and the Letter of Transmittal and that we may enforce such agreement against such participant. Holders desiring to tender their Convertible Notes on or prior to the Expiration Date should note that such holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such respective date.

By taking these actions with respect to the tender offer, you and your custodian or nominee will be deemed to have agreed (1) to the terms and conditions of the tender offer as set forth in this Offer to Purchase and the related Letter of Transmittal and (2) that we and the depositary may enforce the terms and conditions against you and your custodian or nominee.

Tender of Convertible Notes Held in Physical Form

For a holder to validly tender Convertible Notes held in physical form pursuant to the tender offer, a properly completed and validly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any signature guarantees and any other documents required by the instructions to the Letter of Transmittal, must be received by the depositary at its address set forth on the back cover of this Offer to Purchase and either certificates for tendered Convertible Notes must be received by the depositary at such address or such Convertible Notes must be transferred pursuant to the procedures for book-entry transfer described above and a confirmation of such book-entry transfer must be received by the depositary, in either case, on or prior to the Expiration Date.

The Letter of Transmittal and the Convertible Notes should be sent only to the depositary, and not to Massey, the dealer manager or to any book-entry transfer facility (as defined below).

The method of delivery of Convertible Notes, the Letter of Transmittal and all other required documents to the depositary is at the election and risk of the holder tendering Convertible Notes. Delivery of such documents will be deemed made only when actually received by the depositary. If such delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the depositary on or prior to such date. No alternative, conditional or contingent tenders of Convertible Notes will be accepted.

Signature Guarantees

Signatures on the Letter of Transmittal must be guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchange Medallion Program (generally a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office in the United States) (an “eligible institution”), unless (1) the Letter of Transmittal is signed by the registered holder of the Convertible Notes tendered therewith and payment of the purchase price is to be made, or if any Convertible Notes for principal amounts not tendered or not accepted for purchase are to be issued, directly to such holder and neither the “Special Payment Instructions” box nor the “Special Delivery Instructions” box on the Letter of Transmittal has been completed, or (2) such Convertible Notes are tendered for the account of an eligible institution.

Book-Entry Transfer

The depositary will seek to establish a new account or utilize an existing account with respect to the Convertible Notes at DTC (the “book-entry transfer facility”) promptly after the date of this Offer to Purchase (to the extent such arrangements have not been made previously by the depositary), and any financial institution that is a participant in the book-entry transfer facility system and whose name appears on a security position listing as the owner of the Convertible Notes may make book-entry delivery of Convertible Notes by causing the book-entry transfer facility to transfer such Convertible Notes into the depositary’s account in accordance with the book-entry transfer facility’s procedures for such transfer. The confirmation of a book-entry transfer of Convertible Notes into the depositary’s account at the book-entry transfer facility as described above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures does not constitute delivery to the depositary.

Return of the Convertible Notes in the Event Offer Not Completed

In the event the tender offer is withdrawn or otherwise not completed, the purchase price will not be paid or become payable and we will promptly return tendered Convertible Notes that were not accepted.

Backup Withholding and Information Reporting

For a discussion of the material U.S. federal income tax considerations to tendering holders, see “Material U.S. Federal Income Tax Considerations.”

Other Matters

Notwithstanding any other provision hereof, payment for Convertible Notes accepted for payment pursuant to the tender offer will in all cases be made only after timely receipt by the depositary of (1) certificates for, or a timely book-entry confirmation with respect to, such Convertible Notes, (2) a properly completed and validly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message and (3) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price regardless of any delay in making such payments.

Tenders of Convertible Notes pursuant to any of the procedures described above, and acceptance thereof by us for purchase, will constitute a binding agreement between us and the tendering holder of such Convertible Notes, upon the terms and subject to the conditions of the tender offer in effect on the date the Convertible Notes are accepted for payment.

Your custodian or nominee, by delivering, or causing to be delivered, the Convertible Notes and the completed agent’s message or Letter of Transmittal, to the depositary is representing and warranting that you, as owner of the Convertible Notes, have represented, warranted and agreed to each of the above.

Our acceptance for payment of Convertible Notes tendered under the tender offer will constitute a binding agreement between you and us upon the terms and conditions of the tender offer described in this and the related documents.

By executing a Letter of Transmittal as set forth above (or by tendering Convertible Notes through book-entry transfer), and subject to and effective upon acceptance for purchase of, and payment for, the Convertible Notes tendered therewith, a tendering holder (1) represents, warrants and agrees that: such tendering holder has received and read a copy of the Offer Documents, understands and agrees to be bound by all the terms and conditions of the tender offer and has full power and authority to tender such tendering holder’s Convertible Notes; (2) irrevocably sells, assigns and transfers to or upon the order of us all right, title and interest in and to all the Convertible Notes tendered thereby; (3) waives any and all other rights with respect to the Convertible Notes (including, without limitation, the tendering holder’s waiver of any existing or past defaults and their consequences in respect of the Convertible Notes and the Indenture under which the Convertible Notes were issued); (4) releases and discharges us from any and all claims such holder may have now, or may have in the future, arising out of, or related to, the Convertible Notes, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Convertible Notes or to participate in any redemption or defeasance of the Convertible Notes; (5) will, upon our request or the request of the depositary, as applicable, execute and deliver any additional documents necessary or desirable to complete the tender of the Convertible Notes; and (6) irrevocably constitutes and appoints the depositary as the true and lawful agent and attorney-in-fact of such holder with respect to any such tendered Convertible Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Convertible Notes, or transfer ownership of such Convertible Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Convertible Notes for transfer on the relevant security register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Convertible Notes (except that the depositary will have no rights to, or control over, funds from us, except as agent for the tendering holders, for the purchase price and accrued interest, for any tendered Convertible Notes that are purchased by us).

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of Convertible Notes will be determined by us, in our sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of Convertible Notes will not be considered valid. We reserve the absolute right, in our sole discretion, to reject any or all tenders of Convertible Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Convertible Notes.

Our interpretation of the terms and conditions of the tender offer (including the instructions in the Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Convertible Notes must be cured within such time as we determine, unless waived by us. Tenders of Convertible Notes shall not be deemed to have been made until all defects and irregularities have been waived by us or cured. A defective tender (which defect is not waived by us) will not constitute a valid tender of the Convertible Notes. Neither we, the depositary, the trustee, the information agent, the dealer manager nor any other person will be under any duty to give notice of any defects or irregularities in tenders of Convertible Notes, or will incur any liability to holders for failure to give any such notice.

WITHDRAWAL OF TENDERS AND ABSENCE OF APPRAISAL RIGHTS

Holders who validly tender Convertible Notes pursuant to the tender offer may withdraw such Convertible Notes at any time on or prior to the Expiration Date, upon compliance with the procedures described herein. Convertible Notes tendered pursuant to the tender offer may not be validly withdrawn after the Expiration Date, except upon limited circumstances. Tenders of Convertible Notes may not be validly withdrawn after the Expiration Date, unless we reduce the purchase price or are otherwise required by law to permit withdrawal. Under such circumstances, previously tendered Convertible Notes may be validly withdrawn until the expiration of 10 business days after the date that notice of such reduction or requirement is first published or given or sent to holders by us. In addition, tendered Convertible Notes may be validly withdrawn if the tender offer is terminated without any Convertible Notes being purchased thereunder. In the event of a termination of the tender offer, the Convertible Notes tendered pursuant to the tender offer will be promptly returned to the tendering holders.

If the consideration to be paid in the tender offer is increased or decreased or the principal amount of Convertible Notes subject to the tender offer is decreased, the tender offer will remain open at least 10 business days from the date we first give notice to holders, by public announcement or otherwise, of such increase or decrease.

In addition, if we have not accepted for payment the Convertible Notes you have tendered, you may withdraw your Convertible Notes at any time after 5:00 p.m., New York City time, on January 20, 2006 (40 business days after the commencement of the tender offer).

For a withdrawal of a tender of Convertible Notes to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received by the depositary on or prior to 5:00 p.m., New York City time, on or prior to the Expiration Date at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must (1) specify the name of the person who tendered the Convertible Notes to be withdrawn, (2) contain the description of the Convertible Notes to be withdrawn and the aggregate principal amount represented by such Convertible Notes and (3) be signed by the holder of such Convertible Notes in the same manner as the original signature on the Letter of Transmittal by which such Convertible Notes were tendered (including any required signature guarantees), if any, or be accompanied by (x) documents of transfer sufficient to have the depositary register the transfer of the Convertible Notes into the name of the person withdrawing such Convertible Notes and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such holder. If the Convertible Notes to be withdrawn have been delivered or otherwise identified to the depositary, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected.

Any Convertible Notes validly withdrawn will be deemed to be not validly tendered for purposes of the tender offer. Validly withdrawn Convertible Notes may be retendered by following the procedures for tendering described elsewhere in this Offer to Purchase at any time on or prior to the Expiration Date.

Withdrawal of Convertible Notes can be accomplished only in accordance with the foregoing procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us in our sole discretion, and such determination will be final and binding. Neither we, the depositary and information agent, the dealer manager, the trustee nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

Withdrawals may not be rescinded, and any Convertible Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the tender offer unless the withdrawn Convertible Notes are properly re-tendered before the expiration of the tender offer by following the procedures described under “Procedures for Tendering the Convertible Notes.”

If we extend the tender offer, are delayed in our acceptance for payment of Convertible Notes, or are unable to accept for payment Convertible Notes under the tender offer for any reason, then, without prejudice to our rights under the tender offer, the depositary, may, subject to applicable law, retain tendered Convertible Notes on our behalf, and such Convertible Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in this section.

The Convertible Notes are our debt obligations and are governed by the Indenture. There are no appraisal or other similar statutory rights available to holders in connection with the tender offer.

CONDITIONS OF THE TENDER OFFER

Notwithstanding any other provision of the tender offer, we will not be required to accept for purchase, or to pay for, Convertible Notes tendered pursuant to the tender offer and may terminate, extend or amend the tender offer and may (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer) postpone the acceptance for purchase of, and payment for, Convertible Notes so tendered if at any time on or after the date hereof and on or prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by us to have occurred) that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the tender offer or with such acceptance for payment or payment. We will not be required to pay the purchase price in connection with the tender offer unless we shall have accepted the Convertible Notes for purchase pursuant to the tender offer.

Refinancing Condition. The tender offer is conditioned upon our raising a minimum of $725.0 million in gross proceeds through the Notes Offering on terms acceptable to us on or prior to the Expiration Date.

Exchange Condition. The tender offer is conditioned upon the Exchange Offer having been consummated, including our accepting for exchange a minimum of 80% of the issued and outstanding 2.25% Convertible Senior Notes due 2024.

General Conditions. In addition, the tender offer is conditioned upon none of the following having occurred (the “General Conditions”):

(i) there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the tender offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or of our subsidiaries or our affiliates or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the tender offer;

(ii) there shall have occurred any development which would, in our reasonable judgment, materially adversely affect our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or of our subsidiaries or our affiliates;

(iii) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality (collectively, a “Legal Event”) that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the tender offer;

(iv) there shall have occurred or be likely to occur (a) any event affecting our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or of our subsidiaries or our affiliates that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the tender offer, or (b) any Legal Event which in our reasonable judgment, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or of our subsidiaries or our affiliates;

(v) the trustee under the Indenture shall have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the consummation of the tender offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the tender offer or the acceptance of, or payment for, the Convertible Notes; or

(vi) there shall have occurred (a) any general suspension of, or limitation on prices for, trading in the U.S. securities or financial markets, (b) any significant change in the price of the Convertible Notes which is adverse to us or any of our affiliates, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (f) there is (i) an outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of a national emergency or war by the United States or (ii) any other calamity or crisis or any change in political, financial or economic conditions, if the effect of any such event in (i) or (ii), in our sole judgment, makes it impracticable or inadvisable to proceed with the tender offer, or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion on or prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time up to the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties. All of the conditions to the tender offer, other than necessary governmental approvals, must be satisfied or waived on or prior to the Expiration Date.

Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the tender offer. We will give holders proper notice of such amendments as may be required by applicable law.

MARKET AND TRADING INFORMATION

The Convertible Notes are not listed on any national or regional securities exchange or reported on a national quotation system. To the extent that the Convertible Notes are traded, prices of the Convertible Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. Holders are urged to obtain current information with respect to the market prices for the Convertible Notes.

Our common stock trades on the NYSE under the symbol “MEE.” The following table sets forth on a per share basis the high and low intra-day prices on the NYSE, based upon published financial sources for our common stock and the dividends declared on each share of common stock for the periods indicated.

	Common Stock Price		Dividend
	High	Low
Fiscal Year ended December 31, 2003
Quarter ended March 31, 2003	$10.85	$7.30	$0.04
Quarter ended June 30, 2003	15.05	9.15	0.04
Quarter ended September 30, 2003	14.20	10.80	0.04
Quarter ended December 31, 2003	21.60	13.25	0.04

Fiscal Year ending December 31, 2004
Quarter ended March 31, 2004	$24.40	$17.99	$0.04
Quarter ending June 30, 2004	28.21	20.79	0.04
Quarter ended September 30, 2004	29.66	24.59	0.04
Quarter ended December 31, 2004	36.96	26.03	0.04

Fiscal Year ending December 31, 2005
Quarter ended March 31, 2005	$46.60	$31.80	$0.04
Quarter ending June 30, 2005	42.15	34.86	0.04
Quarter ended September 30, 2005	57.00	37.76	0.04
Quarter ended December 31, 2005 (through November 21, 2005)	52.59	36.62	0.04

The last reported sales price of our common stock on the NYSE on November 21, 2005 was $38.29.

We urge you to obtain more current market price information for our common stock during the tender offer period.

On November 21, 2005, there was $132.0 million in aggregate principal amount of Convertible Notes outstanding.

PURPOSES, EFFECTS AND PLANS

Purposes of the Tender Offer

The principal purpose of the tender offer is to acquire any and all of the outstanding $132.0 million in aggregate principal amount of the Convertible Notes. We intend to use a portion of our available cash raised in connection with the Notes Offering to purchase the Convertible Notes. The total amount of funds required to purchase the outstanding $132.0 million in aggregate principal amount of the Convertible Notes, to pay all accrued and unpaid interest on such Convertible Notes and to pay all anticipated fees and expenses in connection therewith is expected to be approximately $282.9 million. We will not be required to accept for purchase the Convertible Notes, or pay the purchase price pursuant to the tender offer if we do not consummate the Notes Offering on or prior to the Expiration Date.

Future Purchases

Following completion of the tender offer, we may repurchase additional Convertible Notes that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of Convertible Notes that remain outstanding after the tender offer may be on terms that are more or less favorable than the tender offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Convertible Notes other than pursuant to the tender offer until 10 business days after the expiration date of the tender offer, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

Material Differences in the Rights of Convertible Note Holders as a Result of the Tender Offer

Effects on the Holders of Convertible Notes Tendered and Accepted in the Tender Offer

If your Convertible Notes are tendered and accepted in the tender offer, you will receive the purchase price per $1,000 principal amount of Convertible Notes tendered and accepted, but will give up rights and obligations associated with ownership of such Convertible Notes. Below is a summary of certain rights that you will forgo and obligations of which you will be relieved if you tender your Convertible Notes and the tender is accepted. The summary below does not purport to describe all of the terms of the Convertible Notes. Please refer to the Indenture. See “Available Information.”

Interest Payments. If you continue to hold any principal amount of Convertible Notes, you would be entitled under the terms of the Convertible Notes to receive regular semi-annual interest payments at the rate of 4.75%;

Conversion Rights of Holders. In addition, with respect to any principal amount of Convertible Notes you continue to hold, you retain rights to elect to convert your Convertible Notes into shares of our common stock at a conversion rate of 51.573 shares of our common stock per $1,000 principal amount of Convertible Notes (subject to adjustment in certain events), which is equal to an initial conversion price of $19.39 per share, under the following circumstances:

•	during any calendar quarter (and only during such calendar quarter), if the last reported sale price of our common stock on the NYSE composite tape for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price per share of our common stock;

•	if we call the Convertible Notes for redemption;

•	if we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution;

•	if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities; or

•	during any period that (a) the long-term credit rating assigned to the Convertible Notes by both Moody’s and Standard & Poor’s is lower than B3 and B-, respectively, (b) both Moody’s and Standard & Poor’s no longer rate the Convertible Notes or have withdrawn their ratings with respect to the Convertible Notes, or (c) either Moody’s or Standard & Poor’s no longer rate the Convertible Notes or have withdrawn or suspended such rating and the remaining rating is lower than B3 or B-, as applicable.

For each $1,000 principal amount of Convertible Notes surrendered for conversion, a holder would receive 51.573 shares of our common stock. This represents a conversion price of $19.39 per share of common stock based on the issue price per Convertible Note. The conversion rate may be adjusted upon the occurrence of certain events, but it will not be adjusted for accrued and unpaid interest. A holder will not receive any cash payment representing accrued and unpaid interest upon conversion of a Convertible Note.

Rights of Holders to Require Repurchase by Us. You have the right to require us to purchase all or a portion of your Convertible Notes on May 15, 2009, May 15, 2013 and May 15, 2018 (each, a “Purchase Date”). In each case, the purchase price payable will be equal to 100% of the principal amount of the Convertible Notes to be purchased plus any accrued and unpaid interest to the Purchase Date. Any Convertible Notes we purchase on May 15, 2009, will be paid for in cash. For the May 15, 2013 and May 15, 2018 Purchase Dates, we may choose to pay the purchase price in cash or shares of our common stock or a combination of cash and shares of our common stock, provided that we will pay accrued and unpaid interest in cash.

In addition, if we undergo a Fundamental Change (as defined below) prior to May 15, 2009, you will have the right, at your option, to require us to purchase any or all of your Convertible Notes for cash, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the Convertible Notes to be purchased plus any accrued and unpaid interest to but excluding the Fundamental Change purchase date.

Generally, a Fundamental Change will be deemed to have occurred at the time that any of the following occurs:

•	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors; or

•	consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property, or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change.

Optional Redemption by Us. We may, at our option, redeem for cash all or a portion of the outstanding Convertible Notes at any time on or after May 20, 2009 at a price equal to 100% of the principal amount of the Convertible Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date.

Effects on the Holders of Convertible Notes Not Tendered in the Tender Offer

The rights and obligations under the Convertible Notes, if any, that remain outstanding after the consummation of the tender offer will not change as a result of the tender offer.

Following the consummation of the tender offer, the trading market for the remaining outstanding Convertible Notes will be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the Convertible Notes. You may be able to sell Convertible Notes that you do not tender. We cannot predict or assure you, however, as to the price at which you will be able to sell such Convertible Notes, which may be higher or lower than the purchase prices paid by us in the tender offer. Consummation of the tender offer will further reduce the liquidity of the Convertible Notes, and there can be no assurance that holders of the Convertible Notes after the completion of the tender offer will be able to find willing buyers for their Convertible Notes after the tender offer. See below under—”Effects of the Tender Offer on the Market for Convertible Notes; Registration under the Securities Act.”

Convertibility of the Convertible Notes is contingent on the price of our common stock. As of September 30, 2005, the Convertible Notes are convertible into our common stock. The closing price of our common stock on November 21, 2005 was $38.29 per share. Based on the closing price and conversion rate of 51.573 shares of our common stock per $1,000 principal amount of Convertible Notes (subject to adjustment in certain events), that would apply if the Convertible Notes were convertible on that date, any holder who converted $1,000 principal amount of Convertible Notes on that date would have received shares of our common stock with a market value of $1,974.73.

Effects of the Tender Offer on the Market for Convertible Notes; Registration under the Securities Act

Our purchase of Convertible Notes in the tender offer will reduce the principal amount of Convertible Notes that might otherwise be traded publicly and may reduce the number of holders of our Convertible Notes. We believe the Convertible Notes are currently traded over-the-counter. There can be no assurance that holders of Convertible Notes will be able to find willing buyers for their Convertible Notes after completion of the tender offer.

To the extent that Convertible Notes are traded, prices for the Convertible Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. In addition, quotations for securities that are not widely traded, such as the Convertible Notes, may differ from actual trading prices and should be viewed as approximations. Holders of Convertible Notes are urged to contact their brokers to obtain the best available information as to current market prices. To the extent that the Convertible Notes are tendered and accepted in the tender offer, the trading market for such Convertible Notes would become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Convertible Notes not tendered or not purchased may be affected adversely to the extent that the principal amount of Convertible Notes tendered pursuant to the tender offer reduces the float. The reduced float may also tend to make the trading price more volatile. Holders of Convertible Notes not tendered or not purchased may attempt to obtain quotations for their Convertible Notes from their brokers; however, there can be no assurance that any trading market will exist for the Convertible Notes following consummation of the tender offer. The extent of the public market for the Convertible Notes following consummation of the tender offer will depend upon, among other things, the remaining outstanding principal amount of Convertible Notes after the tender offer, the number of holders of such Convertible Notes remaining at such time and the interest in maintaining a market in the Convertible Notes on the part of securities firms and other factors. We do not intend to create or sustain a market for any Convertible Notes that remain outstanding following consummation of the tender offer.

Retirement and Cancellation

Any Convertible Notes not tendered or tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the tender offer. All Convertible Notes validly tendered and accepted in the tender offer will be retired and cancelled.

Accounting Treatment of Repurchases of the Convertible Notes in the Tender Offer

The purchase price we pay for any Convertible Notes in the tender offer in excess of the carrying amount of such notes will be recorded as a loss on extinguishment in the income statement. In addition, any related unamortized debt issuance costs will be written off.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a general discussion of material U.S. federal income tax considerations applicable under current law to a “U.S. holder” (which, for purposes of this tender offer, means a beneficial owner of Convertible Notes that is for U.S. federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States any of its states or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a U.S. person) and to a “non-U.S. holder” (which, for purposes of this tender offer, means a beneficial owner of Convertible Notes that is not a U.S. holder or a partnership or other entity taxable as a partnership) of the tender offer. If a partnership holds a Convertible Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Convertible Notes, you are urged to consult your tax advisor.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, published rulings and court decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. This discussion does not deal with special classes of beneficial owners of Convertible Notes, such as dealers in securities or currencies, traders in securities that elect to mark to market, banks, financial institutions, insurance companies, tax-exempt organizations, persons holding Convertible Notes as a hedge or that are hedged against interest rate risks, certain former citizens or residents of the United States, persons holding Convertible Notes as part of a straddle or in connection with a conversion transaction or U.S. holders having a functional currency other than the U.S. dollar. In addition, the discussion does not describe tax considerations arising out of the laws of any state or local or foreign jurisdiction. This discussion assumes that the Convertible Notes are held as “capital assets” within the meaning of Section 1221 of the Code. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

U.S. Holders

Sale of the Convertible Notes. Sales of Convertible Notes pursuant to the tender offer by U.S. holders will be taxable transactions for U.S. federal income tax purposes. A U.S. holder selling Convertible Notes pursuant to the tender offer will recognize gain or loss in an amount equal to the difference between the amount of cash received (other than amounts received attributable to accrued interest, which will be taxed as ordinary income if such interest has not been previously included in income) and the U.S. holder’s adjusted tax basis in the Convertible Notes sold at the time of sale. Except to the extent that gain is recharacterized as ordinary income pursuant to the market discount rules set forth below, such gain or loss will be capital gain or loss. A U.S. holder’s adjusted tax basis in Convertible Notes generally will equal the cost of the Convertible Notes to such U.S. holder, increased by the amount of any market discount previously taken into income by the U.S. holder, and reduced by the amount of any amortized bond premium previously amortized by the U.S. holder with respect to the Convertible Notes. Non-corporate taxpayers are generally subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is limited.

Market Discount. An exception to the capital gain treatment described above may apply to a U.S. holder who purchased a Note at a “market discount.” Subject to a statutory de minimis exception, Convertible Notes have market discount equal to the excess (if any) of the stated principal amount over the U.S. holder’s tax basis immediately after its acquisition of the Convertible Notes. In general, any gain recognized on the sale of a Note pursuant to this tender offer will be treated as ordinary income (rather than capital gain) to the extent of “accrued market discount” on the date of the sale, unless the U.S. holder made an election to include market discount in income as it accrued. Market discount will be treated as accruing ratably over the period from the date of the U.S. holder’s acquisition of the Note to the maturity date of the Note or, at the election of the U.S. holder, on a constant interest basis.

Non-tendering Holder. U.S. holders who do not tender their Convertible Notes will not incur any tax liabilities as a result of the tender offer.

Information Reporting and Backup Withholding. Sales of Convertible Notes pursuant to the tender offer by U.S. holders generally will be subject to information reporting requirements. In addition, certain U.S. holders who fail to provide an IRS Form W-9 or fail to complete the Substitute Form W-9 included in the Letter of Transmittal may be subject to backup withholding at a rate of 28% with respect to payments the U.S. holder receives pursuant to the tender offer unless such U.S. holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides its correct taxpayer identification number (defined below), certifies that is not currently subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. Amounts withheld under the backup withholding rules may be credited against a U.S. holder’s tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

Non-U.S. Holders

Sale of the Convertible Notes. A non-U.S. holder will generally not be subject to U.S. federal income tax or withholding tax (other than backup withholding tax that would apply if such holder is not an exempt recipient and fails to provide a certificate (e.g., IRS Form W-8BEN) as to its non-U.S. status) on gain recognized on the sale of a Convertible Note pursuant to the tender offer. However, a non-U.S. holder may be subject to tax on such gain if the gain is effectively connected with such holder’s conduct of U.S. trade or business, as described below, or if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

If gain from the sale of the Convertible Notes pursuant to this tender offer or interest paid with respect to the Convertible Notes is effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business, and, if an income tax treaty applies, the non-U.S. holder maintains a U.S. “permanent establishment” to which the gain or interest is generally attributable, the non-U.S. holder may be subject to U.S. federal income tax on the gain or interest on a net basis in the same manner as if it were a U.S. holder. A foreign corporation that is a holder of a Note also may be subject to a “branch profits tax” equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, such gain or interest will be included in earnings and profits if the gain or interest is effectively connected with the conduct by the foreign corporation of a U.S. trade or business.

Accrued Interest. The gross amount of payments attributable to accrued interest paid to a non-U.S. holder generally will not be subject to U.S. federal income tax, provided that (i) such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote, (ii) the holder is not a controlled foreign corporation that is related to us through stock ownership, (iii) such interest is not effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (iv) either by (a) we or our paying agent has received appropriate documentation establishing that the non-U.S. holder is not a U.S. person or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the Convertible Note on behalf of the non-U.S. holder certifies under penalties of perjury that appropriate documentation establishing that the non-U.S. holder is not a U.S. person has been received from the non-U.S. holder and furnishes a copy to us or to its paying agent. A non-U.S. holder that does not qualify for exemption from U.S. federal income tax under this paragraph generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of accrued interest.

Non-tendering Holders. Non-U.S. holders who do not tender their Convertible Notes will not incur any tax liabilities as a result of the tender offer.

Information Reporting and Backup Withholding. We must report annually to the IRS and to each non-U.S. holder the amount of interest paid to that non-U.S. holder and the amount of tax, if any, withheld from those payments of interest. These information reporting requirements apply even if withholding was not required because a tax treaty or Code exception or if any amount withheld was repaid to the payee. Copies of the information returns reporting those payments of interest may also be made available to the tax authorities in the county in which the non-U.S. holder is a resident under the provisions of an applicable tax treaty or agreement. A non-U.S. holder generally will not be subject to additional information or to backup withholding with respect to payment of interest made on the Convertible Notes if the certifications described in (iv) of “Non-U.S. Holders - Accrued Interest” are received.

In addition, sales of Convertible Notes by a non-U.S. holder through a broker may be subject to information reporting, and may be subject to backup withholding at the applicable rate, currently 28%, unless the broker determines the seller is exempt or the seller certifies its non-U.S. status (and certain other conditions are met).

A non-U.S. holder may obtain a refund or credit against such non-U.S. holder’s U.S. federal income tax liability of any amounts withheld under the backup withholding rules provided required information is furnished by the IRS in a timely manner.

Non-U.S. holders should consult their own tax advisors regarding the application of the information and backup withholding rules in their particular situations, the availability of an exemption, and the procedure for obtaining such an exemption, if available.

THIS SUMMARY IS FOR GENERAL PURPOSES ONLY. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF CONVERTIBLE NOTES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE TAX CONSIDERATIONS OF THE TENDER OFFER AND THE RECEIPT OF THE PURCHASE PRICE FOR YOUR CONVERTIBLE NOTES IN YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY APPLICABLE GIFT, ESTATE, FEDERAL, STATE, LOCAL OR OTHER FOREIGN TAX LAWS.

DEALER MANAGER; INFORMATION AGENT AND DEPOSITARY

We have retained UBS Securities LLC to act as the dealer manager for the tender offer. In its capacity as such, the dealer manager may contact holders regarding the tender offer and may request custodians to forward this Offer to Purchase and related materials to beneficial owners of Convertible Notes.

We anticipate that the dealer manager will be the initial purchaser of any securities offering in connection with the Notes Offering. The dealer manager is also a lender under our senior credit facility. In addition, the dealer manager has provided, and may provide in the future, financial, advisory, investment banking and general banking services to us and our affiliates, for which it has received and would receive customary fees and commissions.

At any given time, the dealer manager may trade the Convertible Notes and other of our securities for its own accounts, or for the accounts of its customers, and accordingly, may hold a long or short position in the Convertible Notes or those securities. The dealer manager is not obligated to make a market in the Convertible Notes.

We have agreed to pay the dealer manager a customary fee for its services in connection with the tender offer. In addition, we have agreed to reimburse the dealer manager for its reasonable and documented out-of-pocket expenses for its services as dealer manager in connection with the tender offer. We also have agreed to indemnify the dealer manager and its affiliates against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the tender offer.

Global Bondholder Services Corporation has been appointed the information agent with respect to the tender offer. We will pay the information agent customary fees for its services and reimburse the information agent for its reasonable and documented out-of-pocket expenses in connection therewith. We have also agreed to indemnify the information agent for certain liabilities. Requests for additional copies of documentation may be directed to the information agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Global Bondholder Services Corporation has also been appointed the depositary for the tender offer. All deliveries and correspondence sent to the depositary should be directed to one of the addresses set forth on the back cover of this Offer to Purchase. We will pay the depositary customary fees for its services and reimburse the depositary for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the depositary for certain liabilities.

In connection with the tender offer, our directors and officers and those of our respective affiliates may solicit tenders by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. Members of our Board of Directors and our officers will not be specifically compensated for these services. We will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Convertible Notes and in handling or forwarding tenders of Convertible Notes by their customers.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is traded on the NYSE under the symbol “MEE.” You may inspect the reports, proxy statements and other information concerning us at the offices of the NYSE, 20 Broad Street, New York, New York 10005. We make available, free of charge through our Internet website, www.masseyenergyco.com, our annual report, quarterly reports, current reports, proxy statements, section 16 reports and other information and any amendments thereto as soon as practicable after filing or furnishing the material to the SEC. The information contained on our website or that can be accessed through our website does not constitute part of this Offer to Purchase. Materials may be requested at no cost by telephone at (866) 814-6512 or by mail at: Massey Energy Company, Post Office Box 26765, Richmond, Virginia 23261, Attention: Investor Relations.

For further information, please refer to our tender offer Statement on Schedule TO filed with the SEC pursuant to Rule 13e-4 promulgated under the Exchange Act, on November 22, 2005, and any amendments thereto.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference in this Offer to Purchase our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed on May 10, 2005, August 9, 2005 and November 9, 2005, respectively, and our Current Reports on Form 8-K, which were filed with the SEC on February 7, 2005, February 24, 2005, February 25, 2005, March 15, 2005, March 18, 2005, April 1, 2005, May 26, 2005, May 31, 2005, September 26, 2005 and November 17, 2005.

All documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the expiration or termination of the tender offer (other than Current Reports furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K) shall be deemed to be incorporated by reference in this Offer to Purchase and to be a part hereof from the date of filing of such documents.

Any statement contained in this Offer to Purchase or incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any documents and reports we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports furnished under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K) after the date of this Offer to Purchase modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Massey Energy Company

P.O. Box 26765

Richmond, Virginia 23261

Attention: Investor Relations

Telephone: (866) 814-6512

MISCELLANEOUS

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of our Convertible Notes and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our list of holders of Convertible Notes or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Convertible Notes.

The tender offer is not being made to (nor will tenders of Convertible Notes be accepted from or on behalf of) holders of Convertible Notes in any jurisdiction in which the making or acceptance of the tender offer would not be in compliance with the laws of such jurisdiction. However, we, in our sole discretion, may take such action as we may deem necessary to make or extend the tender offer in any such jurisdiction.

We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If it becomes aware of any jurisdiction where the making of the tender offer or the acceptance of Convertible Notes pursuant thereto is not in compliance with applicable law, it will make a good faith effort to comply with the applicable law. If, after such good faith effort, it cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Convertible Notes in such jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed a statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Available Information.”

No person has been authorized to give any information or make any representation on our behalf that is not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation should not be relied upon.

The depositary for the tender offer is:

Global Bondholder Services Corporation

By Facsimile

(For Eligible Institutions Only):

(212) 430-3775

Confirmation:

(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:
65 Broadway - Suite 704 New York, New York 10006	65 Broadway - Suite 704 New York, New York 10006	65 Broadway - Suite 704 New York, New York 10006

Any questions or requests for assistance may be directed to the dealer manager at the address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the information agent. Beneficial owners may also contact their custodian for assistance concerning the tender offer.

The information agent for the tender offer is:

Global Bondholder Services Corporation

65 Broadway - Suite 704

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (866) 924-2200

The dealer manager for the tender offer is:

UBS Investment Bank

677 Washington Boulevard

Stamford, Connecticut 06901

Attention: Liability Management Group

Telephone (888) 722-9555 x 4210 (toll free)

(203) 719-4210 (call collect)